Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 1, 2007

This management’s discussion and analysis (“MD&A”), dated June 1, 2007, focuses upon a review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company” or “PVM”) for the three and nine months ended December 31, 2006. The information in this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three and nine months ended December 31, 2006 and the audited consolidated financial statements, notes and MD&A for the year ended March 31, 2006.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the consolidated financial statements of the Company for the year ended March 31, 2006. These accounting policies have been applied consistently for the three and nine months ended December 31, 2006.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning a proposed sale of substantially all of the Company’s mining operations to Cambrian Mining Plc. (“Cambrian”) pursuant to an April 26, 2007 PVM sale and purchase agreement.  While the Company anticipates completing that sale, its completion cannot be guaranteed and is subject to the fulfillment of various pre-closing conditions, and other risks, uncertainties and assumptions that are difficult to predict.   In addition, the ultimate disposition of the proceeds of the sale to Cambrian remains to be resolved under the ongoing proceeding involving the Company and its subsidiaries under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about projected revenues, expenses and gross profit, business development efforts, and the need for additional capital, are not guarantees of future performance and are subject to certain risks,

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the “Risk Factors” section in this MD&A and to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings and the various public disclosures in the form of orders from the Supreme Court of British Columbia (“Court”) and reports from Ernst & Young Inc. in its capacity as Court appointed Monitor of the Company and its subsidiaries (“Monitor”) with respect to the stay of proceeding granted to the Company and its subsidiaries under the CCAA, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this MD&A and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Description of Business

The Company previously carried on business as a producer and marketer of metallurgical coal. Its mining operations were placed and continue to be held on a care and maintenance basis following the commencement of the CCAA proceedings. The Company began producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property in August 2004 and coking coal in November 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX (symbol “PVM”) (status under review) and OTC Bulletin Board in the United States (symbol “PVMCF”).

On October 20, 2006 Pine Valley Mining Corporation (“PVM”) and its wholly-owned subsidiaries, Falls Mountain Coal Inc. (“FMC”), Pine Valley Coal Ltd. and Globaltex Gold Mining Corporation, (together the “Company”) obtained an order from the Court granting creditor protection under the CCAA. This is described in further detail in later sections in this MD&A.  Subsequent orders of the Court have extended that protection to June 22, 2007.

On April 26, 2007 PVM and FMC reached agreement to sell all the shares of FMC to Cambrian.  That agreement is described in further detail in later sections in this MD&A. As FMC holds all of the Company’s coal mining operations, completion of the sale to Cambrian will remove the Company from the coal mining business.

In addition, on June 1, 2007, the Company concluded an agreement to transfer its interest in its Indin Lake gold property to the current 10% interest holder.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Overview

The Company’s financial results, balance sheet and key operating statistics are summarized in the table below, which figures are presented in accordance with Canadian GAAP (unaudited).

(Thousands of dollars, except per unit amounts)	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Statement of operations
Revenues	$10,170	$7,811	$42,696	$41,242
(Loss) income from operations	$(11,577)	$1,190	$(16,315)	$6,690
Net (loss) income	$(47,447)	$(579)	$(55,691)	$1,282

Basic and diluted (loss) income per share	$(0.63)	$(0.01)	$(0.74)	$0.02

Coal statistics – Non GAAP
Coal production (tonnes)	27,633	134,407	353,584	543,593
Coal sales (tonnes)	105,481	66,307	442,341	446,178
Average realized US$ coal price (per tonne)	$85.38	$101.55	$85.57	$76.53
Average realized CDN$ coal price (per tonne)	$96.42	$117.80	$96.52	$92.43

Balance sheet
Total assets	$32,936	$83,800	$32,936	$83,800
Total liabilities	$39,565	$36,470	$39,565	$36,470
Shareholders’ (deficiency) equity	$(6,629)	$47,330	$(6,629)	$47,330

Key events for overall discussion in this MD&A for the three and nine months ending December 31, 2006 and to the current date include the following:

•

Filing for CCAA protection on October 20, 2006;

•

Status of TSX listing;

•

Cessation of coal production at the Willow Creek mine; and

•

Agreement reached on April 26, 2007 to sell the shares of FMC to Cambrian.

CCAA Protection Filing

On October 20, 2006 (the “Filing Date”), Pine Valley Mining Corporation and its subsidiaries, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Globaltex Gold Mining Corporation, (together the “Petitioners”) obtained an order (the “Initial Order”) from the Supreme Court of British Columbia (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order, granted on October 20, 2006 and amended on October 24, 2006, was confirmed at a petition hearing on November 15, 2006 and extended to January 31, 2007. On January 31, 2007, the Petitioners applied to the Court, and were granted an order, to extend the stay of proceedings through to April 13, 2007. A further application was made to the Court on April 13, 2007 to further extend the stay of proceedings through to May 3, 2007 in order to provide more time for the Company to attempt to complete negotiations on a suitable transaction. That Order was granted, as was a further Order

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

(on May 3, 2007) such that the protection was extended to May 31, 2007.  A further Order was granted on May 31, 2007 to extend the protection to June 22, 2007.

The Initial Order may be further amended and extended throughout the CCAA proceedings on motions from the Petitioners, their creditors and other interested stakeholders. During the stay period, the Company is authorized to continue operations as required. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor. The Monitor filed reports with the Court on November 10, 2006, January 26, 2007, February 26, 2007, March 16, 2007, April 10, 2007, May 1, 2007 and May 25, 2007and will be reporting to the Court from time to time on the Company’s cash flow and other developments during the proceedings.

On December 8, 2006 the Court issued an order governing the process under which claims for indebtedness can be made against the Company or any of its subsidiaries.  On December 12, 2006 the Court issued a further order to approve the terms of Key Employee Retention Agreements that are intended to retain the employment of key officers and management of the Company throughout the CCAA process. Should a Plan be determined, the total value of the Key Employee Retention Plan is $999,250.  On May 6, 2007 the Court issued an order approving the break fee provisions of the April 26, 2007 agreement for the sale of the shares of FMC to Cambrian, such break fee being $1.5 million payable to Cambrian should certain condition not be met and the sale to Cambrian not be able to complete.

Copies of the various orders of the Court, supporting documents and reports of the Monitor can be found at the following internet address:

www.ey.com/global/content.nsf/Canada/Insolvencies_-_Pine_Valley_Mining_Corporation

The purpose of the Initial Order and stay of proceedings is to provide the Petitioners with relief designed to stabilize operations and business relationships with customers, suppliers, employees and creditors while maintaining the core value of the business. The Company is in the process of developing its revised business plan, arising from the pending sale of FMC to Cambrian, which will serve as the basis for discussions with stakeholders. With regard to the sale of FMC, an independent advisor was appointed to assist the Company in evaluating its strategic alternatives, to assist in identifying a transaction, and to assist in negotiating the transaction with Cambrian in order to maximize the return to stakeholders as part of the restructuring plan. As part of the restructuring plan a formal CCAA plan of arrangement (the “Plan”) has been filed and is being distributed to affected creditors, who will vote on the Plan, and to the Court for approval.

On May 25, 2007, the Petitioners filed an application with the Court, such application to be heard on May 31, 2007. The purpose of this application was to seek to have the CCAA proceedings extended to June 22, 2007 and to approve the Agreement as described above in its entirety. The Petitioners also sought to present a Plan of Compromise and Arrangement (the “Plan”) which will enable the transaction with Cambrian to close. These matters were approved by the Court on May 31, 2007.

The purpose of the Plan is to defer a definitive compromise and arrangement on a consolidated basis of all the indebtedness of the Petitioners while facilitating the completion of the Agreement. If the Petitioners are able to successfully complete the Agreement and thereafter address all their

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

obligations to Creditors by way of Definitive Plan the result is that the creditors will receive a partial payment in respect of their accepted and proven claims which are greater than would be the case in a bankruptcy. The current Plan will use proceeds generated from the Agreement as follows: (i) to pay agreed transaction costs, a holdback under the Agreement and the Key Employee Retention Program amounts; (ii) to satisfy in full obligations to unaffected creditors; (iii) to satisfy in full obligations to secured creditors; and (iv) the balance will be received by Pine Valley Mining Corporation which will continue under CCAA pending a final Plan.

The CCAA proceedings have triggered defaults under all debt obligations of the Company. The Order generally stays actions against the Company including steps to collect indebtedness incurred by the Company prior to filing the petition. The Order grants the Company the authority to pay outstanding and future wages, salaries and benefits, and other obligations to employees; the cost of goods and services, both operating and capital, provided or supplied after the date of the Initial Order and rent payments under existing arrangements payable after the date of filing.

An Administration Charge was created as a first priority lien to the extent of $400,000 and a Director’s Charge as a second priority lien of $100,000. The Administration Charge is intended to secure the payment of the fees and disbursements of the Monitor, legal counsel to the Monitor and legal counsel to the Company. The Director’s Charge is security for the directors and officers of the Company for an indemnity relating to possible charges as a result of the Company’s failure to make certain payments.

Status of the Plan

On April 26, 2007, PVM and FMC entered into a Sale and Purchase Agreement (the “Agreement”) with Cambrian for the sale of FMC, which includes all of its interest in the Willow Creek mine and related coal properties. The Agreement, expected to close on or about June 26, 2007, calls for payment of the following consideration:

-

$15.65 million in cash upon closing which includes working capital adjustments;

-

Previously issued Western Canadian Coal Corp. (“WCCC”) Debentures, traded on the TSX under the symbol WTN.DB, in the principal amount of $11 million, or an additional cash payment of the prevailing market value of such debentures determined based upon the volume weighted trading price of the debentures for the five trading days preceding the closing date; and

-

A quarterly royalty payment of $1.00 per tonne, subject to annual escalation at a rate of 2% per year to a maximum of $1.50, for each tonne of coal from either of the FMC coal properties or from WCCC’s Brule mine that is loaded from FMC’s train loading facilities; subject to an aggregate maximum of $26 million. Beginning one year from the closing of the transaction, a quarterly minimum royalty of $50,000 will be payable to an aggregate maximum of $2 million (such amount being included in the $26 million cap).

The Agreement provides that, under certain circumstances, if it is terminated prior to closing, Cambrian will be entitled to a break-fee in the amount of $1.5 million. Cambrian is entitled to terminate the Agreement prior to closing if certain pre-closing conditions are not satisfied, including

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

but not limited to creditors failing to approve the Plan of Arrangement relating to the sale of FMC and discovery of new material items in subsequent due diligence by Cambrian.

The ultimate disposition of the above-described sale proceeds to the Petitioner's creditors and otherwise will be determined by a plan of arrangement as described earlier in this MD&A. The Agreement contemplates that by May 31, 2007, the Company would have initiated such applications in the CCAA proceedings necessary for an order of the Court to approve the Agreement and the contemplated transactions, the filing of a plan of arrangement with the Petitioners’ creditors, and the procedural steps for calling a meeting of the Petitioners’ creditors to seek approval of a plan and for obtaining such other approvals of the Plan as may be required by the Court, as described above in this MD&A. These matters were approved by the Court on May 31, 2007.

Contributing Factors

The Company incurred significant operating and cash losses during the quarter ended September 30, 2006, which continued through to the date of the Initial Order, and was unable to raise suitable additional financing, as discussed below:

•

The Company’s clean coal production costs have increased dramatically primarily as a result of fine coal recoveries in its washplant, especially with regard to its coking coal product. The washplant continued to produce yields below those noted in the Feasibility Study for the Willow Creek mine, especially on coking coal (often around 50-60% realization). The impact of these low yields was a material increase in costs of production.

•

These cost increases in recent times can also be attributed to equipment failures (of the mining contractor) at the Willow Creek mine during the early part of the current fiscal year whereby the Company was faced with the risk of missing certain planned shipments. As these shipments were important to the Company’s cash flows, management sought ways to increase the production of coal to meet customer shipments for the three month period ended June 30, 2006.  As a result, the Company mined coal ahead of the timing scheduled by the mine plan by removing the coal in a trench below mining bench grade. Following the decision to mine coal below grade in the three months ended June 30, 2006, the Company incurred additional mining costs beginning approximately July 1 as waste mining was being “caught up.”  Waste rock was mined during the period but little coal was realized as it had already been mined in the quarter ended June 30, 2006. The impact of this was an increase in raw coal ratios and accordingly, an increase in costs, further impacted by fixed operating costs being allocated to fewer tonnes of coal produced.

•

During the period through to the CCAA filing, the Company was seeking to raise additional debt financing to enable it to, among other working capital items, make certain improvements to the washplant to improve the clean coal recoveries. However, during the due diligence period, and for the reasons noted above, the Company’s financial condition worsened to the extent that the financing could not be obtained on terms suitable to the Company.

The Company ceased mining and washplant operations on October 22, 2006 and train loading operations ceased shortly thereafter with the loading of the final train required for the sale of a cargo of

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

coking coal made in early November.  The Willow Creek mine is currently being held in a state of care and maintenance pending completion of the CCAA proceedings.  Eleven employees have been retained at the Vancouver and mine offices to maintain the operation of those offices and to manage the CCAA proceedings as required from the Company.  Additional employees were retained to provide continuous security and firewatch.

Financing during CCAA proceedings – Debtor-In-Possession (DIP) financing

The Company raised $1.1 million through a Debtor-In-Possession (DIP) Credit Agreement with the Royal Bank of Canada on November 6, 2006.  Interest was charged at RBC prime plus 2.5% with a fee of $25,000. The DIP Credit Agreement was fully repaid, along with all remaining funds owing to the Royal Bank of Canada under Company’s working capital credit facility, on December 28, 2006.

TSX Listing Status

As a consequence of the Company’s financial circumstances underlying its decision to seek CCAA protection, the Toronto Stock Exchange (the “Exchange”) suspended trading in the Company’s shares as of 2.01 p.m. (Vancouver time) on October 20, 2006. The Exchange has further advised the Company that it expects to delist the Company’s shares from the Exchange at the time that CCAA protection is lifted.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Results of Operations for the Three and Nine Months Ended December 31, 2006 compared to the Three and Nine Months Ended December 31, 2005

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the nine months ended December 31, 2006 and other public disclosure documents of the Company.

Revenues

Revenues from coal sales for the quarter ended December 31, 2006 were $10.2 million based upon 44,121 tonnes of PCI and 61,360 tonnes of coking coal (total of 105,481 tonnes) at an average sales price of $96.42 (US$85.38) compared to $7.8 million on 66,307 tonnes at an average sales price of $117.80 (US$101.55) for the quarter ended December 31, 2005, an increase of $2.4 million or approximately 30%. The lower average sales price reflects the sales mix in the current period with greater weighting to current year contract prices rather than prices carried forward from last fiscal year, especially with regard to PCI. In addition, the Company sold 7,132 tonnes of PCI that formed part of the sub-base at a port location, such coal being of a lower overall specification than the Company’s regular product, which further reduced the average sales price. Revenues for the quarter ended December 31, 2006 were impacted by the CCAA proceedings as no coal was produced or railed to port subsequent to October 2006. However, the Company did manage to secure a previously arranged shipment of coking coal which has served to finance the operations during the CCAA period.

As the Company’s sales agreements are all denominated in U.S. dollars, its reported revenues were negatively affected by the continued strong Canadian dollar compared to the U.S. dollar in the period reported. The average exchange rate during the three months ended December 31, 2006 was 1.14 compared to 1.17 for the prior year equivalent period. The impact of this has the effect of reducing the Company’s realized revenues as reported in the financial statements by approximately $0.3 million for the three months ended December 31, 2006.

Revenues for the nine months ended December 31, 2006 were $42.7 million at an average sales price of $96.52 (US$85.57) on 442,341 tonnes compared to $41.2 million at an average sales price of $92.43 (US$76.53) on 446,178 tonnes for the nine months ended December 31, 2005. The difference in average selling price is reflective of the mix of carry over tonnes in each period as sales in the nine months ended December 31, 2005 included carry over tonnes from the prior year which were at a much lower average price per tonne than those carried over into the current fiscal year. In addition, the introduction of the Company’s coking coal product in the nine months ended December 31, 2006 further increased the average sales price compared to the nine months ended December 31, 2005.

These price differences were offset in the nine months to December 31, 2006, by the impact of exchange rates as detailed above. The average exchange rate during the nine months ended December 31, 2006 was 1.13 compared to 1.21 for the prior year equivalent period. The impact of this has the effect of reducing the Company’s realized revenues as reported in the financial statements by approximately $3 million for the nine months ended December 31, 2006.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Cost of Operations

Non-GAAP production statistics (unaudited)	Three months ended December 31,		Nine months ended December 31,
(Thousands of dollars, except per unit amounts)
	2006	2005	2006	2005

Coal sales (tonnes)	105,481	66,307	442,341	446,178
Product coal produced (tonnes)	27,633	134,407	353,584	543,593

Mining and transportation costs	$11,897	$5,464	$43,290	$30,033
Less: Costs incurred subsequent to mine operations ceasing	(174)	-	(174)	-
Less: Selling and non-production costs included in mining and transportation	$(483)	$(206)	$(1,953)	$(1,325)

Mining, transportation and port receiving costs	$11,240	$5,258	$41,163	$28,708

Mining, transportation and port receiving cash costs (per tonne)	$106.13	$79.31	$93.06	$64.34

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver and Ridley Terminals in Prince Rupert, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company’s mining operations at the Willow Creek Coal Mine, while overseen by Company management on site, were conducted by a mining contractor, Tercon Mining PV Ltd. (“Tercon”). The contractor was responsible for providing the labour and equipment used in connection with the mining operations. As a condition precedent to entering into a proposed financing arrangement, the Company was required to have a contract in place with Tercon. Accordingly, a contract for the provision of mining services, with a term to June 30, 2007, was entered into on September 1, 2006. However, the financing could not be completed under satisfactory terms and the Company filed for CCAA protection on October 20, 2006. Following the CCAA filing, the mining services contract was terminated by

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Tercon, with the Company’s acceptance, on November 2, 2006, triggering a termination fee in the sum of $4.5 million.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cash cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $106.13 (compared to $79.31 for the equivalent period in the prior year). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the three and nine months ended December 31, 2006 is provided in the table above.

Total cost of operations relating to mining and transportation for the quarter ended December 31, 2006, was $11.9 million compared to $5.5 million for the three months ended December 31, 2005. The significant increase in production cost is attributable to the Company’s increased costs as noted above (being an incremental $26.82 per tonne of coal) due to:

•

The lower than expected yields compared to the Company’s Feasibility Study, particularly with regard to coking coal (as previously reported) in the washplant;

•

Increased costs from its mining contractor; and

•

Increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the quarter ended December 31, 2006 compared to the three months ended December 31, 2005. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

The Company has recognized termination and related fees of $5.6 million in the three months ended December 31, 2006 relating primarily to the fee due to Tercon upon termination of the mining services agreement in November 2006. These fees and termination costs will be included, along with other claims, in the Plan of Arrangement under the CCAA proceedings.

For the nine months ended December 31, 2006, cost of operations relating to mining and transportation costs amounted to $43.3 million compared to $30 million for the nine months ended December 31, 2005. The increase is primarily due to the increased cash cost of production (as described above) which rose from $64.34 per tonne in the nine months to December 31, 2005 to $93.06 per tonne for the equivalent period ended December 31, 2006.

Administrative and other costs for the three months ended December 31, 2006 amounted to $2.9 million ($5.8 million for the nine months ending on the same date) compared to $0.5 million for the three months ended December 31, 2005 ($2.3 million for the nine months to December 31, 2005). Approximately $2.1 million of this increase relates to a claim filed by a customer of the Company for damages relating to a shipment made by the Company, such amount being included in accounts payable in the financial statements.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Amortization and depletion costs totaled $1.4 million for the three months ended December 31, 2006 ($4.3 million for the nine months then ended) compared to $0.6 million for the three months ended December 31, 2005 ($2.2 million for the nine months then ended). This increase relates primarily to the increased charges for depreciation of plant and equipment given the operation of the washplant since December 2005.

Asset Impairment

The CCAA proceedings triggered an impairment review with regard to the Company’s property, plant and equipment. In estimating future cash flows from the Company’s property, plant and equipment, the Company has evaluated the cash flows arising from the sale and purchase agreement with Cambrian. Following the impairment testing, it was determined that the fair value of the property, plant and equipment was $26 million. Accordingly, write-downs were recorded of $29.3 million against property, plant and equipment and $3.1 million against non-producing properties. The Company also recorded an impairment of $1.1 million relating to certain working capital items based upon the working capital adjustment indicated in the sale and purchase agreement with Cambrian.

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $1.3 million for the quarter ended December 31, 2006. This represents a decrease of $0.5 million from the three months ended December 31, 2005. For the nine month periods then ended, general and administrative expenses not directly related to mining operations totaled $3.5 million to December 31, 2006 compared to $4.3 million to December 31, 2005, a decreased of $0.8 million. These overall decreases are described in further detail below.

Salaries and stock-based compensation for the quarter ended December 31, 2006 decreased by $0.36 million compared to the three months ended December 31, 2005. Stock-based compensation expense, included in the total expense, accounted for $0.39 million of the decrease for the quarter compared to the prior period. This decrease resulted from the valuation calculated using the Black-Scholes method for options granted on March 21, 2006. The assumptions used in the calculation are described in Note 12 to the unaudited consolidated financial statements at December 31, 2006. Similarly, salaries and stock-based compensation decreased by $0.8 million for the nine months to December 31, 2006 compared the nine months ended December 31, 2005. Stock-based compensation expense accounted for a reduction of $1.1 million, which was offset by increased salaries due to additional staff recruitment (and accruals for severance costs following filing for creditor protection).

Interest and financing costs increased from $0.5 million for the quarter ended December 31, 2005 to $0.7 million for the period ended December 31, 2006. The increase for the nine months ended December 31, 2006 compared to December 31, 2005 was $0.5 million from $1.5 million to $2 million. This arose as a result of the failed financing efforts that the Company engaged in to secure additional debt financing during the quarter ended September 30, 2006 – these expenses being written off as incurred. In addition, the Company also expensed the remaining deferred financing charges carried on the balance sheet of approximately $0.2 million following the decision to file for CCAA protection and was charged a termination fee by Royal Bank of $0.2 million.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

The Company recorded a loss on foreign exchange of $0.4 million for quarter ended December 31, 2006 (compared to a gain of $0.1 million for the quarter ended December 31, 2005). During the current quarter, the US dollar strengthened relative to the Canadian dollar (moving from 1.12 to 1.16). As the Company’s debt consists primarily of US dollar loans, the strengthening of the US dollar relative to the Canadian dollar resulted in an unrealized exchange loss to the Company during the quarter ended December 31, 2006. For the quarter ended December 31, 2005, the exchange rate was relatively stable around 1.16 such that there were minimal exchange fluctuations.

For the nine months ended December 31, 2006, the Company recorded a loss on foreign exchange of $0.3 million compared to a gain in the nine months ended December 31, 2005 of $1.5 million. The gain in the period to December 31, 2005 arose primarily as a result of forward contracts that the Company had entered into which gained in value as the Canadian dollar strengthened relative to the US dollar (the rate moved from 1.21 to 1.17 during the period April 1, 2005 to December 31, 2005).

The Company has not recognized any future income tax or mining taxes expense for the quarter ended December 31, 2006 as, following the decision to file for CCAA protection, a full valuation allowance was determined to be appropriate for future income tax purposes. With regard to British Columbia Mineral Taxes for mining activities at the Willow Creek mine, the Company has incurred losses such that no tax is payable.

Net (Loss) Income

As a result of the foregoing, the Company realized a consolidated net loss for the quarter ended December 31, 2006 of $47.4 million (or $0.63 per share) as compared to a net loss of $0.6 million (or $0.01 per share) for the quarter ended December 31, 2005.

For the nine months ended December 31, 2006, the Company realized a consolidated net loss of $55.7 million or $0.74 per share compared to net income of $1.3 million or $0.02 per share for the nine months ended December 31, 2005.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005
Total Revenues (millions)	$10.170	$11.871	$20.655	$18.216	$7.811	$19.957	$13.474	$7.223
Production (tonnes)	27,633	138,919	187,302	131,029	134,407	202,919	206,267	153,533
Sales (tonnes)	105,481	140,052	196,808	154,997	66,307	199,564	180,307	97,402
Average U.S. $ price per tonne	$85.38	$75.65	$92.72	$101.40	$101.55	$82.78	$60.42	$60.32
Average CAD$ price per tonne	$96.42	$84.76	$104.95	$117.52	$117.80	$100.00	$74.73	$74.15
EBITDA (millions) (1)	($5.578)	($4.454)	$2.296	$2.159	$0.808	$5.219	$0.634	($0.738)
Net (Loss) Income (millions)	($47.447)	($8.327)	$0.083	($0.674)	($0.579)	$3.675	($1.814)	($2.342)
Basic and diluted net (loss) income per Share	($0.63)	($0.11)	$ -	($0.01)	($0.01)	$0.05	($0.03)	($0.03)
Cost of production	$106.13	$99.02	$82.13	$86.62	$79.31	$61.72	$61.74	$53.21 (2)

(1) The Company discloses EBITDA, which is a non-GAAP measure, in order to provide an indication of revenue less cash operating expenses. This is considered to be an important factor in evaluating the overall performance of the Company and is related to the impact of the cash costs of production. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is, therefore, unlikely to be comparable with similar measures presented by other issuers. The Company calculates EBITDA taking into account the following factors: depreciation, depletion and amortization, stock-based compensation, interest/financing charges, foreign exchange gains or losses, one-time non-cash expenses and taxes.

(2) Mining operations commenced in July 2004 and the first product sold was in September 2004. Management considers that, in order to more accurately reflect the production cost (as defined above in this MD&A), the average for the period is more appropriate as a measure.

During the quarter ended December 31, 2006, the Company, as noted throughout this MD&A, suffered a worsening of its financial position through low production volumes, high costs and an inability to close suitable financing. Production costs increased, as discussed above, primarily due to raw coal ratio and the washplant yield due to poor recovery of fine coal in the circuits. Accordingly, the Company filed for CCAA protection on October 20, 2006 as a result of its inability to continue to meet its payments as they became due.

Liquidity, Financial Condition and Capital Resources

As at December 31, 2006, the Company had cash of $3.7 million and a working capital deficiency of $31.1 million compared to cash and a working capital deficiency of $0.8 million and $11.8 million at March 31, 2006 respectively.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

The reported deficit reflects the worsening financial position of the Company over the period from July onwards as noted in this MD&A and culminating in the Company’s CCAA filing on October 20, 2006. The Company had, as of December 31, 2006, accounts payable of $21.2 million (net of GST) and accrued liabilities of $4 million. These amounts include the $4.5 million termination fee with the Company’s former mining contractor and also the $2.1 million customer damages claim. The Company has also classified the entire principal balance of its outstanding term debt with The Rockside Foundation (“Rockside”) of $10.3 million as a current liability at December 31, 2006, in addition to accrued interest owing on the debt of $2.4 million (included in the accrued liabilities figure of $4 million noted above).

On September 28, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from September 30, 2006 to October 31, 2006. This extension was concluded in the anticipation of the Company closing an imminent debt financing. However, prior to closing the financing, the Company’s financial condition deteriorated further with respect to the future outlook were mining to continue under the same conditions with regard to rates and yields in the washplant. In light of these circumstances, the terms of the financing were amended such that the Company was unable to secure the required equity funds on a timely basis. This directly resulted in the Company’s decision to file for CCAA protection on October 20, 2006 in order to preserve the assets value while strategic alternatives are examined.

During the CCAA process, the Company has funded operations of the Company utilizing the following sources of funds:

•

Debtor-In-Possession (“DIP”) financing was secured with the Royal Bank of Canada by a Credit Agreement dated November 6, 2006 for an initial amount of $1.1 million with the option to draw an additional $0.5 million. Interest was charged at Royal Bank of Canada prime plus 2.5% with a fee of $25,000 on the initial draw and $10,000 on the subsequent draw (which was not utilized). The terms of the financing were to expire on January 5, 2007. The Company drew down the amount of $1.1 million on November 14, 2006.

•

The Company shipped approximately 43,500 tonnes of coking coal to a customer in Europe on November 7, 2006 generating a receivable of approximately $4.67 million. This receivable was collected on December 27, 2006 and used to pay all outstanding amounts owed to Royal Bank. The remaining funds have been utilized by the Company to fund the CCAA process.

The Monitor has prepared several reports to the Court which also detail the Company’s receipts and disbursements and also provide cash flow forecasts detailing the current cash position and future anticipated expenditures of the Company. The sixth report of the Monitor dated May 1, 2007 notes that the Company had $1.9 million cash on hand at April 29, 2007. Based upon current conditions and the status of the CCAA proceedings the Company is currently forecasting that it will run short of cash in early July 2007. The current plan is to finalize the sale and purchase of FMC to Cambrian around June 26, 2007. Should this date not be met, the Company will require additional DIP financing. Additional details around the cash flows required are detailed in the “Risk Factors” section later in this MD&A.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Outlook

As discussed in this MD&A and the unaudited consolidated financial statements for the nine months ended December 31, 2006, the Company filed for, and obtained, creditor protection under CCAA on October 20, 2006. Following the court order, the Company moved to a care and maintenance basis effective October 23, 2006, with the intent of fulfilling one remaining coking coal shipment (which shipment was completed on November 7, 2006).  The proceeds of that sale were received on December 27, 2006.

The Company obtained and has repaid DIP financing and intends to determine a suitable Definitive Plan of Arrangement as part of the CCAA process. Until such time as that plan is determined, the Company will remain on a care and maintenance basis with the intent to maintain the value of its assets and contracts for future consideration.

Changes in Accounting Policies including Initial Adoption

No new accounting policies were adopted by the Company in the three months ended December 31, 2006, except that the Company, as described in Note 2 to the unaudited consolidated financial statements for the nine months ended December 31, 2006, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (SOP 90-7).

Risk Factors

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s MD&A for its March 31, 2006 year end and its Form 20-F dated June 21, 2006, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) (as the Company’s Annual Information Form) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov/edgar.shtml). The risks below and as described in our Form 20-F and other Canadian and U.S. filings are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Due to the current CCAA proceedings, the risk factors presented below relate to the Company both as an entity in its current format under CCAA and also as a fully operating mine in order to present a summary of the risks associated with the CCAA proceedings and also generally to the Company should circumstances arise whereby operations are resumed with the Company substantially in its pre CCAA form.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Ability to Continue Operations as a Going Concern following Creditor Protection and Restructuring

Note 1 to the Company’s unaudited consolidated financial statements for the nine months ended December 31, 2006, discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Note 1 also points out that the Company filed for, and was granted, creditor protection through an order of the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act (“CCAA”) on October 20, 2006.

The creditor protection proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. DIP financing has been repaid by the Company and sufficient funds are available to continue on a care and maintenance basis for the expected duration of the CCAA process. Management believes that these factors make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern.

Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities and expenses in these financial statements.

Ability to Complete the Sale of FMC to Cambrian as part of the Company’s CCAA Plan of Arrangement

There are many conditions required to be completed prior to the closing of the transaction to sell FMC to Cambrian, many of which are beyond the control of the Company. These include, but are not limited to, the requirement to have creditors vote on and approve a Plan of Arrangement which will enable to Court to provide a Final Order. Failure to meet all the necessary conditions of the sale agreement with Cambrian could trigger the break fee of $1.5 million and may force the Company into bankruptcy which could materially impact the potential returns to stakeholders of the Company.

Availability of Cash to Complete the CCAA Process

The Company has a finite pool of cash resources with which to continue operations until such time as the CCAA process is completed. Should unexpected or unanticipated events take place that cause additional amounts of cash to be expended it is likely that the Company will not have sufficient resources with which to continue operations. In such a circumstance, the Company will be required to seek additional DIP financing which may not be available in suitable amounts or terms. The lack of available additional financing could force the Company into bankruptcy as it may be unable to continue operating under CCAA protection.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Closing Risk Associated with Cambrian Agreement

While the Company anticipates completing the sale of FMC to Cambrian, its completion cannot be guaranteed and is subject to the fulfillment of various pre-closing conditions, and other risks, uncertainties and assumptions that are difficult to predict.

Uncertainty of Future Royalty Payments Arising from the Sale of FMC to Cambrian

The sale and purchase agreement with Cambrian contemplates a royalty stream of up to $26 million payable at a unit rate per tonne of coal loaded at the Willow Creek load-out facility with coal from the Company’s current coal properties or from WCCC’s Brule mine. Payment of these amounts is contingent upon coal actually being loaded at the facility, which is not an event that can be determined with regard to timing and volumes. It is possible that no royalty, except for the minimum quarterly payment of $50,000 to a maximum of $2 million, may arise under such an arrangement or that the payments will be deferred for a substantial period of time, such that their net present value will be materially impacted.

History of Substantial Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $74.6 million through December 31, 2006.  There can be no assurance that the Company will be able to operate profitably during future periods.

The Company’s Mining Operations are Currently Shut Down, and the Failure to Recommence Mining on a Timely Basis Would Have a Material Adverse Effect on its Results of Operations and Financial Condition

While the Company’s management provided oversight to its mining operations, those operations were conducted by a third-party contractor responsible for providing the labor and equipment used in connection with those operations.  As described in the section “Cost of Operations” above, the agreement with the Contractor was terminated by Tercon on November 2, 2006. Accordingly, for mining operations to recommence, the Company would need to engage a new contractor or procure its own fleet of equipment, at then prevailing terms.  There can be no assurance as to the Company’s ability to engage a suitable new contractor or otherwise mobilize its equipment on a timely basis or at commercially reasonable rates. Disruption to the Company’s operations resulting from its inability to recommence mining on a timely basis would have a material adverse effect on its financial condition and results of operations.

The Company has also determined that significant amounts of capital expenditures are required to upgrade the current facilities which may require additional financing and also impact the lead time prior to efficient mining and processing operations occurring.

Substantial Capital, Exploration and Development Expenditures are Required at the Company’s Properties and May Exceed Company Estimates

While the Willow Creek Coal Mine began producing coal in August 2004, the Company has continued to engage in exploration and development activities at its properties, and expects to incur significant

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

additional expenditures in connection with those activities.   The Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits.  The budget assigned to the initial phase of the drill program was $2.75 million and as of December 31, 2006, $3.8 million had been incurred. An additional $1 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production. The amount of capital expenditures required will vary according to the conclusions of the Technical Report but could be substantial should the Company determine that further development of reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine, is merited.

The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine, consisting of a raw coal crushing and handling facility and a washplant.  In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which lie less than 12 kilometers by road from Pine Valley's coal processing and rail loading facilities.  The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.

Historically, the cost of the Company’s development activities have substantially exceeded initial estimates, and the Company anticipates that actual development costs may continue to vary substantially from initial estimates.  Initial estimates are generally based on consultants’ reports or internally prepared projections.  Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress.  Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company’s project costs.

The Company Will Need Additional Financing to resume operations and There is No Assurance that Financing will be Available

The Company had a working capital deficiency at December 31, 2006 of $31.1 million.  The Company is likely to continue to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements.  In addition, the Company’s ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities.  The Company’s ability to raise additional debt financing is highly restricted as it has secured all of its assets under the provisions of its current debt obligations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”) and as a result of its filing for creditor protection under the CCAA process. On December 28, 2006, all amounts owing to Royal Bank were repaid and the bank determined that its facility had been terminated at that time

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

There can be no assurance that the current financing arrangements will be sufficient to meet the future demands and requirements of the Company or that debt or equity financing will be available to the Company in the amount required at any particular time or for any particular period or, if available, that such financing can be obtained on terms satisfactory to the Company.  The Company’s inability to obtain financing when needed could have a material adverse effect on its results of operations and financial condition.

Restrictions Imposed under Debt Agreements and Debt Service and Other Requirements

As of December 31, 2006, the Company had total principal amounts owing on debt of $10.3 million, all of which has been classified as a current liability for financial reporting purposes.  The Company’s existing debt agreements impose substantial interest payment and amortization requirements on it. The Company’s ability to meet its debt service obligations and to reduce its indebtedness will depend upon successful restructuring under the CCAA process and its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.  If the Company becomes unable to pay its debt service charges or otherwise commits an event of default as defined in its debt agreements or if it fails to achieve a restructuring under the CCAA process, the Company’s lenders may foreclose on or sell the assets of the Company. The agreements governing the Company’s existing indebtedness also contain covenants limiting its ability to borrow additional funds, to pay dividends or any other cash contributions to shareholders, to dispose of assets and may affect the Company’s flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities.

Coal Price and Volume Volatility May Adversely Affect the Company’s Profitability

The Company’s ability to generate profits is directly related to the volume and price of coal sold. Coal demand and price are determined by numerous factors beyond the control of the Company including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions.  The Company’s dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond the control of the Company.  The effect of any or all of these factors on coal prices or volumes is impossible for the Company to predict. If realized coal prices fall below the full cost of production and remain at such level for any sustained period, then the Company will experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Failure to Achieve Yields Consistent with Those Set Forth in the Feasibility Study Has Had a Material Adverse Effect on The Company’s Results of Operations and Financial Condition

The washplant continued to produce yields below those noted in the Feasibility Study for the Willow Creek mine, especially on coking coal (often around 50-60% realization). The impact of these low yields was a material increase in costs of production. These increased production costs had a material adverse effect on the Company’s results of operations and financial condition and in the event that the Willow Creek mine is unable to produce yields consistent with those estimated in the Feasibility Study, its future results of operations would continue to be adversely effected.

The Company’s Sales Depend on Reliable Rail and Ship Transportation of its Coal

The Company’s sales depend on rail and ship transportation. The Willow Creek Coal Mine is serviced by a single rail carrier.  Coal is loaded into seagoing vessels at Neptune Bulk Terminals (Canada) Ltd., in North Vancouver, British Columbia and at Ridley Terminals Inc. in Prince Rupert, British Columbia.

The Company has, in the past, experienced delays in rail service due to capacity problems experienced by the rail provider. These delays were most noticeable during the fourth quarter of fiscal 2005. Accordingly, the Company , while shipping, maintains an active dialogue with the rail carrier in order to plan for delivery of coal to the port. Service interruption by the rail carrier or port facility may result in lost sales and adversely affect customer relationships.  Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company’s operations above realized coal prices.  To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.  The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services.

The Company’s Mining Operations Involve Substantial Risks

The Company’s mining operations are subject to conditions beyond its control which can affect the cost of mining. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions.  Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Insurance Coverage May Be Unavailable or Inadequate to Cover Potential Claims

Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums or that it will be sufficient to fully cover any claims brought forward.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to its competitors within the mining industry. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Company.  Should the Company be unable to fully fund the cost of remedying an environmental problem, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The Company’s Operating Results May Fluctuate as a Result of Many Factors, Some of Which are Beyond the Company’s Control

The Company’s mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Competition is Intense and Likely to Increase

The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets.  Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. These larger companies have substantially greater financial resources than the Company.  In addition, certain coal producers benefit from higher quality coal deposits than those found on the Company’s lands, and some producers benefit from more favorable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by the Company.  The higher prices for metallurgical coal experienced during recent periods are likely to encourage further exploration and development activities, which are likely to result in increased competition in the market for metallurgical coal.  There can be no assurance that the Company will be able to compete effectively with other suppliers or that the need to respond to competitive pricing pressures will not have a material adverse effect on the Company’s results of operation and financial condition.

The Company’s Business is Dependent on the Steel Industry

Continued demand for the Company’s coal is a function of worldwide economic growth and steel production.  The steel industry is highly cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. The cyclical nature of the steel industry can result in dramatic fluctuations in the demand for metallurgical coal.  For example, the 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000.  In addition, materials such as aluminum, composites and plastics are substitutes for steel and an increase

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Reliance on Long-Term Contracts Providing for Annual Pricing Adjustments

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales was expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices.  The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of sales subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes.  The loss of certain of its long-term contracts could have a material adverse affect on the Company’s business.

Ability to Secure Ongoing Relationships with Customers and Suppliers as a Result of CCAA Proceedings

The Company, having filed for CCAA creditor protection, may not be able to secure the ongoing cooperation of customers and suppliers on suitable terms should operations recommence. This may lead to lower contract volumes from customers and unfavorable terms from suppliers which could have a material adverse impact on future operations of the Company.

Sales under Contracts of Short-Term Duration

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales were expected to be sold under contracts of one-year duration or for single shipments. These contracted sales tonnages may not be renegotiated for future years. The loss of customers could have a material adverse affect on the Company’s business.

Achievement of Forecasted Production Levels is Contingent on Permitting

Authorization from governmental authorities is required for the Company to operate the Willow Creek Mine. To date the Company has been operating on the basis of producing up to 0.9 million tonnes per year and has made an application to mine over a broader area at 2.2 million tonnes per year. Continued, future and increased mining operations will require government regulators to provide ongoing authority. There can be no assurance that the Company will obtain and/or maintain government authorization to mine 0.9 million or more tonnes per year.

There can be No Assurance Concerning the Accuracy of Estimates of Reserves

The coal reserves have been estimated by the Company’s technical personnel in consultation with the Company’s outside consultants.  No assurance can be given that the indicated level of recovery of the coal will be realized. The location and definition of coal reserves can only be done on the basis of

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

estimation.  Coal quality and recovery parameters can vary from estimates.  Market price fluctuations for coal as well as increased production costs or reduced recovery rates may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves.  Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Company’s profitability in any particular accounting period.

The Company is Exposed to Risks Resulting from Fluctuations in Exchange Rates

The Company’s coal sales contracts are denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets.

Future Growth Depends on the Company’s Ability to Capitalize on Development Opportunities

The Company’s ability to grow in the future will be dependent on the acquisition and development of presently undeveloped coal properties and mine operations.  The inability of the Company to make and develop such acquisitions in the future, due to lack of capital resources, competition from other coal companies, government restrictions or the lack of suitable acquisition candidates, could limit the Company’s future growth.

The Company is Subject to Risks Associated with Labour Disputes

Many of the Company’s service providers, including its rail carrier and port facility are unionized. Strikes or lockouts could restrict the Company’s ability to produce and sell coal to its customers.

Changes in Legislation may Adversely Affect the Company’s Business

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Company.  Likewise, there can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor our competitors leading to reduced international coal prices and coal demand from the Company.

Changes in Government Regulation and Taxation of the Mining Industry May Adversely Affect the Company

The Company’s lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining and exploration of mineral properties, but also the possible affects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permitting, including the approval of reclamation plans, the Company must comply

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company has based its business planning, as it relates to income tax matters, upon current income tax legislation.  At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.

Compliance with Environmental Laws and Regulations Imposes Significant Obligations on the Company

The Company may be required to make increased capital and other expenditures as a result of increasingly stringent environmental protection legislation, which expenditures are in addition to currently projected reclamation costs.  Future legislation and administrative regulations may result in the Company being more closely regulated.  Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

The Company does not Intend to Pay Dividends for the Foreseeable Future

The Company has never paid dividends on its common shares and does not anticipate paying any dividends on its common shares in the foreseeable future.  The declaration and payment of dividends is subject to the discretion of the Company’s Board of Directors.  Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, and such other factors as the Board of Directors may deem relevant.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of December 31, 2006, the Company had share purchase options outstanding allowing the holders of these options to purchase 2,815,000 common shares and share purchase warrants outstanding allowing the holders to purchase 2,027,500 common shares.  Directors and officers of the Company (including former directors) hold 2,310,000 of these share purchase options. An additional 505,000 share purchase options are held by employees of the Company.  None of the share purchase warrants are held by directors and officers. Given the fact that as of December 31, 2006 there were 75,732,878 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders.

Future Equity Financings May Subject Shareholders to Substantial Dilution

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  In addition, the Company has issued equity securities to The Rockside Foundation in connection with its provision of debt financing to the Company and may in the future agree to issue equity securities or securities convertible into or exchangeable or exercisable for equity securities to its lenders in connection with the terms of various financings.   Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

securities would result in further dilution to existing shareholders and could depress the price of the Company’s shares.

No Independent Title Reports or Title Insurance on Coal Leases, Licenses and other Properties

While the Company has reviewed and is satisfied with the titles for the properties in which it has a material interest and, to the best of its knowledge, such titles are in good standing, the Company has not obtained independent title reports or title insurance on its coal leases, coal licenses, nor on any other properties in which it has an interest.  Such property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  There is no guarantee that title to such property interests will not be challenged or impugned.

Uncertainties Regarding Aboriginal Land Claims May Adversely Affect the Company’s Coal Tenures

In December 1997, the Supreme Court of Canada affirmed that aboriginal groups may continue to have aboriginal title to lands that their ancestors exclusively occupied and controlled at the time of the assertion of British sovereignty.  First Nations and aboriginal bands have claimed aboriginal title and rights over substantial areas of Canada, including areas where the Company operates under coal tenures issued by the provincial government.  Depending on the facts of each case, these claims may give them a right to possess and control land or resources, or a right to compensation from the provincial government in relation to past or current infringement.  The December 1997 decision of the Court created uncertainty with respect to third-party interests, including coal tenures, in lands claimed by aboriginal groups.  The Court dealt generally with the nature of aboriginal title and what was needed in order to prove aboriginal title.  It did not recognize aboriginal title to any particular lands, and did not address how aboriginal title is to be reconciled with property and tenure rights previously granted by the provincial government.  The Court confirmed that aboriginal title is not absolute and may be infringed by the provincial government for substantial legislative purposes.  In British Columbia, many First Nations are participating in treaty negotiations with the federal and provincial governments in an effort to resolve uncertainty about aboriginal rights and title and to identify new authorities and treaty lands to be held by those First Nations.  There can be no assurance that aboriginal land claims will not affect the Company’s existing coal tenures in the future, or its ability to renew or secure other coal tenures in the future.

The Company Depends on a Small Number of Major Customers

Sales to seven customers accounted for all of the Company’s net sales during the nine months ended December 31, 2006 (see Note 14 to the unaudited consolidated financial statements).  Although we expect that the relative percentage of net sales to each of our customers will change each year, we expect that, in the foreseeable future, we will be dependent on a small number of major customers during each fiscal year.  The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition.

The Company Depends on a Small Number of Key Personnel

The Company’s performance depends to a significant extent on the abilities and continued participation of its Board of Directors and management personnel.  The loss of the services of any of

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found. The Company does not carry any key person insurance.

The Company’s Mining Operations Require Skilled Personnel, Whose Services are in High Demand

The Company’s mining operations require individuals with a high degree of technical or professional skills, such as engineers, trades people and equipment operators.  Our operations compete with those of other coal mines, as well as other local industries, such as oil and gas or forest products, for these skilled workers.   Demand for skilled personnel in the coal mining industry has increased in recent years.  In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.

The Company’s Operating Expenses Could Increase Significantly if Utilities, Fuel or Materials and Equipment Prices Increase

The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity that we have to purchase from outside sources.  These prices are subject to change and have increased in recent months.  Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas.  In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months.  The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses.  Accordingly, increases in prices for electricity, fuel and equipment could adversely affect our profitability.

Two Affiliated Investors are in a Position to Exert Significant Influence over the Company’s Activities and Policies

Mark T. Smith, a Director of the Company, owns approximately 16% of its outstanding common shares as of December 31, 2006, and The R. Templeton Smith Foundation, for which Mr. Smith serves as a trustee, owns approximately 7% of such shares.  As a result, Mr. Smith and The R. Templeton Smith Foundation are in a position to exert significant influence over our activities and policies, including elections of Directors and other matters submitted to our shareholders for approval.  In addition to the foregoing, the Company’s Chairman, Jeffrey M. Fehn, also serves as an officer of Oakwood Laboratories, LLC, a company controlled by Mr. Smith and members of his family.

The CCAA proceedings may not result in a Plan of Arrangement

Under the terms of the CCAA proceedings the Company is required to present a Plan of Arrangement to its creditors. There can be no guarantee that the Plan will be agreed to and that necessary regulatory or shareholder approvals can be obtained, depending on the structure of the final Plan. Failure to reach a satisfactory conclusion could lead to the lifting of the creditor protection whereby the Company would likely be broken up on a liquidation basis.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Transactions with Related Parties

To the knowledge of the Company, Rockside owns 15.96% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at June 1, 2007, the Company had the following securities issued and outstanding:

Common shares	75,732,878
Share purchase options	2,565,000	exercisable between $1.01 - $5.30 per share.
Share purchase warrants	2,027,500	exercisable at $3.50 per share.

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director

Mark T.  Smith

Director

Robert Bell

Director, President and Chief Executive Officer

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Kobie Koornhof

Vice President, Marketing (terminated without cause June 1, 2007 pursuant to CCAA proceedings)

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the three months ended December 31, 2006, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. However, on October 19, 2006, all the members of the Company’s audit committee resigned as directors with immediate effect. Accordingly, the Board of Directors will now, in the interim, assume the functions of the audit committee.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Three and Nine Months Ended December 31, 2006

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2006, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.